Exhibit 99.1

Bragg Gaming Group Signs Global Distribution Deal with 888 Holdings

Bragg expects its content to launch with William Hill brand in UK, Mr Green brand in Italy and the Nordics, and 888casino brand in Italy

Toronto, 26 July 2023 - Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or “the Company”), is pleased to announce the signing of a new global distribution agreement with 888 Holdings, one of the world’s leading betting and gaming companies and owner of several internationally renowned brands including William Hill, 888, Mr Green and SI Sportsbook.

The new agreement further strengthens the companies’ existing collaboration. Under the new agreement, Bragg's exclusive content is expected to roll out with William Hill in the UK, Mr Green in Italy, Sweden and Denmark, and 888casino in Italy for the first time, following launches with the operator in the UK, Spain and Ontario over the course of the last year.

This collaboration further enhances the distribution of Bragg’s proprietary and exclusive content in multiple regulated markets, offering a wide array of exclusive and popular titles from Bragg Studios brands such as Atomic Slot Lab and Indigo Magic, as well as from its Powered by Bragg partners.

Lara Falzon, President and Chief Operating Officer at Bragg Gaming Group, expressed her enthusiasm about the partnership: "We are thrilled to announce this exciting new distribution deal with 888 Holdings - including for the William Hill and Mr Green brands - given that 888 is one of the most renowned operators in the global gaming industry. Our extensive portfolio of exclusive iGaming titles includes games tailored for a diverse range of tastes, enabling us to provide exceptional entertainment experiences to 888’s vast global player base. This includes key brands in the UK, Italy, Sweden and Denmark which will receive access to Bragg Studios and Powered by Bragg content for the first time.

“This agreement is a testament to our commitment to expand Bragg's footprint in key markets and solidify our position as a leading content provider."

Ofir Gal-Mor, Group Head of Content, added his comments on the partnership: "Bragg Gaming’s offering is well known throughout the industry for being forward-thinking and of the highest quality. We have worked closely together since early 2022 and look forward to elevating our partnership further with the addition of Bragg’s diverse content portfolio to our William Hill and Mr Green brands.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more here: https://bragg.group

Contacts:

Yaniv Spielberg	Joseph Jaffoni, Richard Land, James Leahy
Chief Strategy Officer	JCIR
Bragg Gaming Group	212-835-8500 or bragg@jcir.com
investors@bragg.games

For media enquiries or interview requests, please contact:

Giles Potter, Chief Marketing Officer at Bragg Gaming Group

press@bragg.group

About 888 Holdings Plc:

888 Holdings plc (and together with its subsidiaries, "888" or the "Group") is one of the world's leading betting and gaming companies. The Group owns and operates internationally renowned brands including William Hill, 888, and Mr Green. In addition, the Group operates the SI Sportsbook and SI Casino brands in the US in partnership with Authentic Brands Group.

Incorporated in Gibraltar, and headquartered and listed in London, the Group operates from offices around the world and employs over 11,000 people globally.

The Group's mission is to lead the gambling world in creating the best betting and gaming experiences, bringing unrivalled moments of excitement to people's day-to-day lives. It achieves this by developing state-of-the-art technology and content-rich products that provide fun, fair, and safe betting and gaming entertainment to customers worldwide.

Find out more at:

http://corporate.888.com/